For period ending September 30, 2004     Exhibit 77c
Insured Municipal Income Fund Inc.
File Number 811-7528

Submission of Matters to a vote of Security Holders:

On July 15, 2004 the registrants shareholders elected board members at an annual meeting of shareholders. Pursuant to Instruction 2 of sub-Item 77C of Form N-SAR, it is not necessary to provide in the exhibit details concerning shareholder action regarding the election of directors since there were no solicitations in opposition to the registrants nominees and all of the nominees were elected.